Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 29, 2003	Nov. 30, 2002	Nov. 29, 2003	Nov. 30, 2002
Earnings from continuing operations before income taxes	$20,979	$20,652	$21,231	$33,005
Plus: Fixed charges(1)	5,866	7,213	19,271	30,013
Less: Capitalized interest	(80)	(177)	(216)	(367)
Earnings available to cover fixed charges	$26,765	$27,688	$40,286	$62,651

Ratio of earnings to fixed charges	4.56	3.84	2.09	2.09

(1)  Fixed charges consisted of the following:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 29, 2003	Nov. 30, 2002	Nov. 29, 2003	Nov. 30, 2002
Interest expense, gross	$5,400	$6,630	$17,953	$24,709
Rentals (Interest factor)	466	583	1,318	5,304
Total fixed charges	$5,866	$7,213	$19,271	$30,013